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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 1999, and as subsequently amended (the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by RHI AG, an Austrian stock corporation, to purchase for cash through its wholly-owned indirect subsidiary, Heat Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


Item 8.   Additional Information to be Furnished.

     Item 8(a) is hereby supplemented and amended by adding the following:

          On July 30, 1999, in accordance with Section 7.11 of the Merger Agreement, Parent paid the Company $5.0 million and in accordance with
     Section 9.01(i) of the Merger Agreement, Parent notified the Company in writing of Parent's determination to extend the Financing Termination Time (as such term is defined in the Merger Agreement) to 5:00 p.m. (New York City time) on October 31, 1999.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                         By:          /s/ Jeanette H. Quay
                            --------------------------------------------------
                         Name:          Jeanette H. Quay
                         Title: Vice President, General Counsel and Secretary

Dated: July 30, 1999